UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D

———————

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BASANITE, INC.

(Name of Issuer)

Common Stock - $0.001 Par Value

(Title of Class of Securities)

70438T101

(CUSIP Number)

Edward A. Cespedes

5961 NE 18th Terrace

Fort Lauderdale, Fl.  33308

844-422-7258

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

———————

March 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 70438T101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS EAC Management, LLC (1) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-4029214
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,469,421 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 10,469,421 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,469,421 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.29% (2)
14	TYPE OF REPORTING PERSON CO

(1) EAC Management, LLC ("EAC") is the direct holder of 10,469,421 shares. Edward A. Cespedes is the sole member and manager of EAC.

(2) The percentage of shares of common stock reported owned by the Reporting Person is based upon 143,702,008 total outstanding shares as of September 30, 2019.

CUSIP No. 70438T101	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Edward A. Cespedes Revocable Trust Dated August 22, 2007 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,721 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 4,721 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,721 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .0033% (4)
14	TYPE OF REPORTING PERSON OO

(3) Edward A. Cespedes Revocable Trust Dated August 22, 2007 (“Trust”) is the direct holder of 4,721 shares. Edward A. Cespedes is the sole trustee of the Trust.

(4) The percentage of shares of common stock reported owned by the Reporting Person is based upon 143,702,008 total outstanding shares as of September 30, 2018.

CUSIP No. 70438T101	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS Edward A. Cespedes I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,501,142
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 10,501,142
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,501,142 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.31% (6)
14	TYPE OF REPORTING PERSON IN

(5) The Aggregate Amount Beneficially Owned includes (i) 27,000 shares of common stock held directly by Edward A. Cespedes individually, (ii) 10,469,421 shares of common stock held directly by EAC, and (iii) 4,721 shares of common stock held directly by the Trust.  Mr. Cespedes is Basanite-, Inc.’s former chairman and chief executive officer.  Mr. Cespedes resigned on April 13, 2018.

(6) The percentage of shares of common stock reported owned by the Reporting Person is based upon 143,702,008 total outstanding shares as of September 30, 2018.

CUSIP No. 70438T101	13D	Page 5 of 6 Pages

ITEM 1.	SECURITY AND ISSUER

This statement of beneficial ownership on Schedule 13D is filed with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of BASANITE, INC., a Nevada corporation (the “Company” or “Issuer”). The principal executive offices of the Company are located at 2041 NW 15TH  AVENUE, POMPANO BEACH, FLORIDA 33069.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed by Edward A. Cespedes, a resident of the United States. Mr. Cespedes is our former chairman and chief executive officer.  Mr. Cespedes resigned as our chairman and chief executive officer on April 13, 2018.

Mr. Cespedes, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Cespedes has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cespedes is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Personal funds; working capital

ITEM 4.	PURPOSE OF TRANSACTION.

Investment purposes

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The percentage of shares of common stock reported owned by the Reporting Person is based upon 143,702,008 total outstanding shares.

(b)  Mr. Cespedes is the sole member and manager of EAC Management, LLC (“EAC”) and the sole trustee of the Edward A. Cespedes Revocable Trust Dated August 22, 2007 (“Trust”).  As such, Mr. Cespedes has sole voting and dispositive control over all shares owned by EAC and the Trust, as well as sole voting and dispositive control over all shares held directly by him.  Accordingly, Mr. Cespedes has sole voting and dispositive control over the 10,501,142 shares of Basanite, Inc. common stock identified as owned by Cespedes and Cespedes controlled entities in this Schedule 13D.

(c)  No Reporting Person has effected any other transactions in the Common Stock during the past 60 days.

(d)  Not Applicable.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

N/A

CUSIP No. 70438T101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2019	EAC Management, LLC

	By:	/s/ Edward A. Cespedes
Edward A. Cespedes
Manager

Dated: March 15, 2019	Edward A. Cespedes Revocable Trust Dated August 22, 2007

	By:	/s/ Edward A. Cespedes
Edward A. Cespedes
Trustee

Dated: March 15, 2019	By:	/s/ Edward A. Cespedes
Edward A. Cespedes